FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934
For the month of May 2005

Commission File Number: 1-4039

The “Shell” Transport and Trading Company,
Public Limited Company

(Exact name of registrant as specified in its charter)

England

(Jurisdiction of incorporation or organisation)

Shell Centre, London SE1 7NA,

England
Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

The “Shell” Transport and Trading Company, p.l.c.
SIGNATURE
EX-99.1
EX-99.2
EX-99.3
EX-99.4

The “Shell” Transport and Trading Company, p.l.c.
The “Shell Transport and Trading Company (the Registrant) is furnishing the following exhibits on this Report on Form 6-K, each of which is hereby incorporated by reference:

Exhibit No.	Description

99.1	Annual Report and Accounts 2004
99.2	Summary Annual Report and Accounts 2004
99.3	Notice of Meeting 2005
99.4	The Shell Report 2004

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

THE “SHELL” TRANSPORT AND TRADING COMPANY,
PUBLIC LIMITED COMPANY
(Registrant)

By: /s/ Mark Edwards
       Name: Mark Edwards
       Title: Assistant Company Secretary

Date: May 27, 2005